Exhibit (a)(1)(R)

January 9, 2007

Special Committee of the Board of Directors of ElkCorp
c/o Mark Gordon, Esq.
Wachtell, Lipton Rosen & Katz
51 West 52nd Street
New York, NY 10019

Ladies and Gentlemen:

        We have reviewed the 14D9 Elk filed late yesterday afternoon and hasten to reply. While we appreciate the Committee's commitment to continue the due diligence process with a view toward entering into a mutually satisfactory merger agreement, we were surprised by the multitude of inaccuracies and the adversarial tone and emphasis of the document.

        By way of just one example, the 14D9 suggests that BMCA's pending tender offer is conditioned on due diligence. In point of fact, nothing could be further from the truth, as its express terms make clear and our January 5th letter confirms. The offer does include quite naturally conditions customary in tender offers made without confidential information, such as its material adverse change provision. There should be nothing surprising about an offer made without the assistance of due diligence—which the Committee had denied us at the time of the filing of the offer—where an offeror seeks to protect itself in the event of a material adverse change. All that being said, BMCA continues to be willing to proceed on the terms of its pending tender offer.

        When the Committee, however, stated its interest in substantially narrowing the tender offer conditions, BMCA and the Committee agreed to negotiate a two-step tender and merger agreement on terms equal or superior to Elk's Carlyle agreement, and to include new terms more appropriate for an agreement made with confidential information. To this end, we entered into confidentiality and standstill agreements to provide BMCA with access to due diligence so as to be able to reach a merger agreement with the Committee with substantially narrower conditions. With regard to the material adverse change provision mentioned above, for example, BMCA agreed that it would substantially narrow the material adverse change provision after you had taken us through, and gotten us comfortable with, the Company's recent operating performance and plan for 2007.

        Notwithstanding Elk's agreement to provide reasonable due diligence—and I would acknowledge that the pace has accelerated markedly in the last several days—it continues to be a challenging process. With all due respect, we believe this results from a process that has been flawed from the very beginning wherein access to information, negotiation of the agreements, and other aspects of the process are being managed by a Chief Executive, who is for all intents and purposes a competing bidder, and an investment banker, who at least in the early stages of the process was working with senior management, before the involvement of the Special Committee, to assist it, among other things, in interesting a management buyout partner. Not surprisingly, this process has already exposed the Elk Board and Members of the Special Committee to several serious lawsuits.

        Despite our recent progress on the due diligence front, you should know that any number of our reasonable diligence requests are still being filibustered by management and its advisors. By way of several recent examples, we are currently being denied access to any information concerning Elk's December performance, information concerning Elk's material contracts and obligations, and the Company's most recent outlook and plan for 2007. These requests are well within the scope of any normal diligence and should not be the subject of negotiation.

        Although we have made plain at the outset that BMCA's offer is not conditioned upon financing, we nonetheless furnished the Committee with copies of our financing commitments to which the Company's 14D9 now takes issue. By way of background, when your advisors questioned the form of our financing commitments, claiming that they were not as precise or strong as Carlyle's, we asked the Committee to furnish us with the forms of commitment provided by Carlyle so that we could work with our underwriters to refine the commitments accordingly. Unfortunately, BMCA has still not received an answer to this request made about two weeks ago and restated as recently as this past Sunday afternoon.

        By way of further background concerning BMCA's financing commitments, approximately two weeks ago the Company's advisors provided comments on our financing commitments, citing three concerns. We immediately conferred with BMCA's underwriters, redrafted the commitments to address the three issues, and the revised financing commitments were delivered to the Committee last Friday. Then after having had our original financing commitments for three weeks, ELK forwarded on Saturday night (just in time to make it into the 14D9!), an extensive list of new "issues" involving primarily mechanical form-over-substance considerations which had not been raised before—obviously not leaving time to respond before the filing of the Committee's 14D9. Among the issues raised by the Company's advisors were many that had already been resolved or were clearly inappropriate.

        Moreover, there are other material inaccuracies in your 14D9, too many to enumerate here. By way of just one example, you cite the need for BMCA note holder consents as a condition of the tender even though we announced on Friday and informed Elk's advisors on Sunday that the consents have already been received. More generally, it would be constructive if BMCA were given a meaningful chance to respond to Elk's advisors' concerns, both real and illusory, before they become the basis of the Committee's decisions.

        We are confident that our proposal is superior, we are absolutely committed to concluding this transaction and maximizing value for Elk shareholders, and we stand ready to work with you towards a negotiated transaction. Finally, we renew our earlier suggestion to meet directly with the Special Committee and its advisors so as to correct any needless misunderstanding and assure that the process from here moves forward in the most constructive fashion.

Sincerely,

Robert B. Tafaro
President and Chief Executive Officer
cc:
Mr. Thomas D. Karol, CEO
Mr. Lee Lebrun, UBS